UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PepsiCo 401(k) Plan for Salaried Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the PepsiCo 401(k) Plan for Salaried Employees:

We have audited the accompanying statement of net assets available for benefits of The PepsiCo 401(k) Plan for Salaried Employees (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 19, 2009

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Statement of Net Assets Available for Benefits

as of December 31, 2008 and 2007

(dollars in thousands)

	2008	2007
Assets
Investments, at fair value:
Plan interest in the PepsiCo Long Term Savings Program Master Trust	$1,864,234	$2,506,888
Participant loans	38,904	36,983

Total investments	1,903,138	2,543,871
Participant contributions receivable	—	3,315
Employer contributions receivable	2,523	2,932
Receivable from The PepsiCo 401(k) Plan for Hourly Employees	571	555

Net assets reflecting all investments at fair value	1,906,232	2,550,673
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	21,910	3,926

Net Assets Available for Benefits	$1,928,142	$2,554,599

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

for the year ended December 31, 2008

(dollars in thousands)

Changes to Net Assets
Investments:
Investment loss from the PepsiCo Long Term Savings Program Master Trust	$(665,261)
Interest from participant loans	3,118

Net investment loss	(662,143)

Contributions:
Participants	135,011
Employer	36,820

Total contributions	171,831

Other Activities:
Distributions to participants	(140,095)
Dividends paid to participants	(536)
Administrative expenses	(360)

Total deductions from other activities	(140,991)

Net decrease in net assets before transfer from other plan	(631,303)
Net transfer from other plan	4,846

Net Decrease in Net Assets	(626,457)
Net Assets Available for Benefits at Beginning of Year	2,554,599

Net Assets Available for Benefits at End of Year	$1,928,142

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 – Description of the Plan

The following brief description of The PepsiCo 401(k) Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan provides a program under which eligible salaried employees of PepsiCo, Inc. and certain of its affiliates (the Company) may accumulate funds on a pre-tax basis for long-term retirement savings. All salaried employees who are paid in U.S. dollars from a U.S. payroll and classified as full time, and certain other employees as defined in the Plan, are immediately eligible after their first day of service. Part-time salaried employees who are paid in U.S. dollars from a U.S. payroll who have completed 1,000 hours of service during a 12-month period are eligible to participate in the Plan. Certain employees who are part of a collective bargaining unit and certain other employees as defined in the Plan are not eligible to participate in the Plan. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974 (ERISA). In addition, the Plan is subject to the provisions of ERISA.

The Plan has an employee stock ownership plan (ESOP) component within its PepsiCo Common Stock Fund and PepsiCo ESOP Preferred Stock Fund. These funds are intended to qualify as stock bonus plans under Internal Revenue Code Section 401(a) and employee stock ownership plans under Internal Revenue Code Section 4975(e)(7) and ERISA Section 407(d)(6). Both the ESOP and the profit-sharing portions of the Plan are intended to constitute a single plan under Treasury Regulation Section 1.414(l)-l(b)(1).

The Company maintains sponsorship of the Plan and has established the PepsiCo Investment Committee to oversee the Plan’s investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee. Fidelity Management Trust Company is the trustee for the Plan and Fidelity Institutional Retirement Services Company is the recordkeeper for the Plan.

Contributions

Each year, participants are allowed to contribute up to 50% of their earnings, in whole percentage increments. Under the Internal Revenue Code, the maximum allowable pre-tax contribution for participants during 2008 was $15,500. However, the Internal Revenue Code limits contributions by highly compensated participants. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $5,000 for 2008.

Participants may elect to have their contributions invested in one or more investment options.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2008 and 2007

Participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the Security Plus Fund to the Fidelity BrokerageLink account. Such transfers must be invested into another investment election for a 90-day waiting period. Initial transfers from other investment options to the Fidelity BrokerageLink account must be at least $1,000. Contributions or transfers into the PepsiCo ESOP Preferred Stock Fund are not allowed.

The Company matches 50% of employee contributions up to 8% of eligible pay based on years of service. Prior to August 25, 2006, matching Company contributions were required to be invested in the PepsiCo Common Stock Fund. Effective August 25, 2006, participants were able to transfer up to 100% of any existing matching Company contributions into any other fund options. Effective January 1, 2008, the matching Company contribution is invested in accordance with the investment elections of the employee.

Effective January 1, 2007, the Plan implemented an automatic enrollment program for new hires. Under the program, employees hired on or after January 1, 2007 automatically make pre-tax contributions in the amount of 4% of earnings. Effective December 24, 2007, employees that are automatically enrolled have their contribution invested in a target date fund, based on their age. An employee may elect out of the program at any time, as well as make changes to (or maintain) the level of contribution and investment fund option.

Participant Accounts

Each participant account is credited with participant contributions, as well as allocations of the matching Company contributions, fund earnings or losses, and expenses. Earnings or losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on fund elections.

Vesting

Participants are immediately vested in their contributions and fund earnings or losses. Participants are fully vested in the Company’s contributions and associated fund earnings or losses after three years of service. Accumulated forfeitures totaled $1,351,794 in 2008 and $1,172,591 in 2007; of these amounts, $564,899 was forfeited during 2008 and $624,724 during 2007. These amounts may be used to reduce future Company contributions or plan administrative expenses.

Participant Loans

Participants who have $2,000 or more in the Plan may borrow from the total of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50 percent of their vested balance. Participants are allowed to have two loans outstanding and only one of these loans can be related to the purchase of a principal residence. Further, certain employees who had three loans outstanding from The Quaker 401(k) Plan for Salaried Employees (a predecessor plan) are allowed to maintain the third loan until it is paid off. Loan terms range from one to five years for personal loans and up to 15 years for loans related to the purchase of a primary residence (up to 25 years for loans issued prior to 1999). The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent. Loan repayments are made directly through payroll deductions and are applied to interest and then to principal according to a payment schedule. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is charged. The Company pays the

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2008 and 2007

maintenance fee for outstanding loans for participants from The Quaker 401(k) Plan for Salaried Employees. There were 5,787 loans outstanding at December 31, 2008 with interest rates ranging from 5.0%-10.5% and with maturities through 2023. There were 5,344 loans outstanding at December 31, 2007 with interest rates ranging from 5.0%-10.5% and with maturities through 2022.

Distributions

Participants may elect to receive a distribution upon hardship, termination, retirement, disability or after the age of 59 1/2. Hardship distributions are allowed for purchasing a primary residence, financing the higher education of the participant, the participant’s spouse or dependent, paying unreimbursed medical bills or alleviating other financial hardships. Upon termination or retirement, participants may elect to start receiving benefits or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate. Under certain circumstances, participants may also elect to take in-service distributions of any after-tax contributions, rollover contributions and vested matching contributions.

If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions and fund earnings and losses as of each valuation date. Participants can elect to receive distributions in a lump sum or annual installments for a period no longer than the participant’s life expectancy. However, distributions of $5,000 or less must be made in a lump sum. If the account balance is greater than $1,000 and less than or equal to $5,000, and if a distribution election is not made within the required timeframe, that account will be rolled over into a Fidelity Rollover IRA and invested in the Fidelity Cash Reserves fund. If a distribution election is not made for an account balance of $1,000 or less, the account will be distributed automatically.

Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Internal Revenue Code. In the event that the Plan is terminated, the PepsiCo Administration Committee can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Fully benefit-responsive investment contracts, are included in the financial statements at fair value as reported to the Plan by Alliance Bernstein, the investment manager, and are then adjusted to contract value in determining net assets available for benefits. Refer to Note 3 for disclosures about contract value and Note 4 for disclosures about fair value.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2008 and 2007

Tabular dollars are in thousands. Certain reclassifications were made to prior years’ amounts to conform to the 2008 presentation.

Investment Valuation and Income Recognition

The Plan retains an interest in the PepsiCo Long Term Savings Program Master Trust (PepsiCo Master Trust) which holds investments in various funds and fully benefit-responsive investment contracts. These investments are valued at fair value. Refer to Note 4 for disclosures about fair value measurements.

Purchases and sales of securities are recognized on the transaction date. Interest income is recorded as earned and dividend income is recorded as of the record date.

Payment of Benefits

The Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan”, distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2008 and 2007, there were no such differences.

Note 3 – Plan Interest in Master Trust

The Plan’s investments are combined with the investments of the PepsiCo 401(k) Plan for Hourly Employees in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating savings plan has an interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual savings plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment fund within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was 68% at December 31, 2008 and 69% at December 31, 2007.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2008 and 2007

PepsiCo Master Trust

	December 31, 2008	December 31, 2007
Investments, at fair value:
Cash and cash equivalents	$ 127,701	$ 86,313
PepsiCo common stock	859,040	1,196,152
PepsiCo preferred stock	72,368	108,307
Common and preferred stock	43,062	62,874
Mutual funds	841,845	1,187,303
Government securities	324	268
Corporate bonds	158	302
Fully benefit-responsive investment contracts:
Cash	26,287	33,685
Government securities	111,732	115,267
Mortgage-backed securities	175,746	161,347
Asset-backed securities	4,247	9,511
Corporate bonds	135,412	97,747
Other	5,151	15,566

	458,575	433,123
Commingled trust funds (indexed funds)	338,801	541,976
Other investments	429	523

	2,742,303	3,617,141
Interest and dividends receivable	6,766	6,103
Net liability for unsettled investment activity	(5,839)	(780)

Net assets	$2,743,230	$3,622,464

	Year ended December 31, 2008
Investment loss:
Net (depreciation)/appreciation in fair value of investments:
PepsiCo common stock	$ (328,970)
PepsiCo preferred stock	(28,918)
Common and preferred stock	(30,629)
Mutual funds	(446,973)
Government securities	15
Corporate bonds	(66)
Commingled trust funds (indexed funds)	(196,570)
Other investments	(168)

	(1,032,279)
Interest and dividends	86,188

Net investment loss	$ (946,091)

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2008 and 2007

Fully benefit-responsive investment contracts included within the Security Plus Fund are issued by two investment grade financial institutions and serve to preserve the value of the Fund’s investments by mitigating the fluctuations in the market value of the associated bond portfolio. These investment contracts are fully benefit-responsive in that they provide that the trust participants may make withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $492,469,842 as of December 31, 2008 and $439,100,140 as of December 31, 2007.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 6.2% for 2008 and 5.4% for 2007. The average crediting interest rates were 4.5% for 2008 and 5.1% for 2007. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. The contract issuers may terminate the investment contracts only in the unlikely event of a default by the Plan.

Refer to Note 4 for disclosures about fair value measurements.

Note 4 – Fair Value Measurements

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting assumptions about the inputs used in pricing the asset or liability.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2008 and 2007

Investments measured at fair value are categorized as follows:

	December 31, 2008

	Level 1	Level 2		Level 3		Total
PepsiCo Master Trust Assets
PepsiCo common stock (a)	$859,040	$—		$—		$859,040
PepsiCo preferred stock (b)	—	72,368		—		72,368
Common and preferred stock (a)	43,062	—		—		43,062
Mutual funds (a)	841,845	—		—		841,845
Government securities (c)	—	324		—		324
Corporate bonds (c)	—	158		—		158
Fully benefit-responsive investment contracts
Government securities	—	111,077	(c)	655	(d)	111,732
Mortgage-backed securities	—	169,150	(c)	6,596	(d)	175,746
Asset-backed securities	—	—		4,247	(d)	4,247
Corporate bonds	—	134,374	(c)	1,038	(d)	135,412
Other	—	799	(c)	4,352	(d)	5,151
Commingled trust funds (c)	—	338,801		—		338,801
Other investments (e)	—	—		429		429

Total PepsiCo Master Trust Assets	$1,743,947	$827,051		$17,317		$2,588,315

Plan Assets
Participant loans (f)	$—	$—		$38,904		$38,904

(a)	Based on quoted market prices in active markets.

(b)	Based primarily on the price of PepsiCo common stock into which the PepsiCo preferred stock is convertible.

(c)	Based on the fair value of the underlying investments using quoted prices in active markets.

(d)	Based on the fair value as determined by the investment manager using broker/dealer-quoted prices.

(e)	Based on the net asset value per unit of the underlying investments as determined by the investment manager.

(f)	Based on amortized cost which approximates fair value using a discounted cash flow model.

The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturity.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2008 and 2007

A summary of changes in the fair value of Level 3 assets for the year ended December 31, 2008 is as follows:

	Level 3 Assets

	January 1, 2008	Realized gains/ (losses)	Unrealized losses	Purchases, sales, issuances and settlements	December 31, 2008
Fully benefit-responsive investment contracts
Government securities	$907	$89	$(133)	$(208)	$655
Mortgage-backed securities	13,649	8	(5,381)	(1,680)	6,596
Asset-backed securities	7,618	1	(1,703)	(1,669)	4,247
Corporate bonds	—	10	(356)	1,384	1,038
Other	2,017	—	(1,233)	3,568	4,352

	$24,191	$108	$(8,806)	$1,395	$16,888

Other investments	$523	$(21)	$(163)	$90	$429

Total	$24,714	$87	$(8,969)	$1,485	$17,317

Participant loans	$36,983	$—	$—	$1,921	$38,904

Note 5 – Net Transfer from Other Plan

Certain participants transferred assets into the Plan from another Company-sponsored qualified plan as follows:

Year ended December 31, 2008
Net assets transferred from The PepsiCo 401(k) Plan for Hourly Employees	$4,846

Note 6 – Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Any expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. Expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the net asset value of their accounts.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2008 and 2007

Note 7 – Risks and Uncertainties

The Plan provides for investment options in various funds which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. During 2008, broad domestic and international indices declined. During this period, the decline in the Plan’s fair value of investments was consistent with these indices. Approximately 31% and 32% of the Plan’s net assets were invested in the common and preferred stock of the Company at December 31, 2008 and 2007, respectively. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

Note 8 – Tax Status

During 2008, the Company identified potential administrative errors which it voluntarily submitted to the IRS for review. As of the date hereof, the Company has not received a response from the IRS with respect to the information submitted or with respect to any non-compliance by the Plan.

The Plan’s latest favorable determination letter, received from the IRS, is dated February 14, 2005. Although the Plan has been amended since receiving the determination letter, the PepsiCo Administration Committee believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 9 – Related Party Transactions

Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company’s common stock in the PepsiCo Common Stock Fund and the Company’s preferred stock in the PepsiCo ESOP Preferred Stock Fund. The value of the PepsiCo Master Trust investments in the Company’s common stock was $859,040,010 and $1,196,151,743 at December 31, 2008 and 2007, respectively. The value of the PepsiCo Master Trust investments in the Company’s preferred stock was $72,367,565 and $108,306,837 at December 31, 2008 and 2007, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2008 and 2007

Note 10 – Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of December 31, 2008 and 2007, and for the year ended December 31, 2008:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$1,928,142	$2,554,599
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(21,910)	(3,926)

Net assets available for benefits per Form 5500	$1,906,232	$2,550,673

	Year ended December 31, 2008
Net decrease in net assets before transfer to other plan per the financial statements	$(631,303)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	(21,910)
Prior year	3,926

Net income per Form 5500	$(649,287)

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*Participant Loans	Participant loan fund (5,787 loans outstanding with interest rates ranging from 5.0%-10.5% representing prime plus one)	$—	$38,904

*	Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2009	THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

/s/ Peter A. Bridgman
Peter A. Bridgman
Senior Vice President and Controller and
Executive Pension Officer

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

December 31, 2008 and 2007

Index to Exhibit

EXHIBIT NUMBER
23.1	KPMG Consent of Independent Registered Public Accounting Firm